Exhibit 99.1

Inspira™ Announces the Appointment of Tal Parnes as the New Chairman of the Board, Bringing Vast Experience in the Medical Technology and Pharmaceutical Sectors

Ra’anana, Israel, January 21, 2025 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a leader in life-support technology innovation, has announced the appointment of Mr. Tal Parnes as the new chairman of the board of directors, effective February 1, 2025.

Mr. Parnes brings a wealth of experience and expertise to his new role at Inspira. With a distinguished career spanning over three decades in the technology sector, with a special focus in the medical technology and pharmaceutical industries, Mr. Parnes has consistently demonstrated exceptional leadership and strategic vision.

As a serial entrepreneur, Parnes has demonstrated his ability to drive innovation and growth across various high-tech sectors, including medical technology, communications and defense. Mr. Parnes is familiar with the Company and its technology, having served as an independent director of the Company since July 2021.

Mr. Parnes is a veteran executive in the medical technology industry. He co-founded and is the former chief executive officer and president at Zuta-Core Ltd. and HQL Pharmaceuticals Ltd. Mr. Parnes also served as chief operating officer at Silynx Communications Inc. as a vice president of operations at Wavion Inc. and Atrica Ltd. He also served as chief financial officer and director of business development of Printlife Ltd.

The appointment of Mr. Parnes as chairman of the board of directors will enhance the Company’s leadership. Mr. Parnes’ unwavering commitment to integrating his vast knowledge of emerging technologies and market trends will be invaluable. Mr. Parnes’ leadership will not only refine the Company’s strategic vision but also bolster the Company’s competitive advantage in the market, positioning the Company for sustainable success in the future. The Company is eager to harness Mr. Parnes’ insights and experience as the Company reaches new heights.

The Company would like to thank Prof. Benad Goldwasser, MD, for his leadership role as chairman of the board of directors since 2021. The Company extends its gratitude for his numerous activities and contributions to the Company, spanning business, medical, and administrative aspects. Prof. Goldwasser provided invaluable support during the Company’s Nasdaq Capital Market listing and leveraged his extensive network of connections from his years of experience. The Company accepted Prof. Goldwasser’s resignation from his position, which was due to personal reasons.

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilator, with patients being awake during treatment. The INSPIRA ART is being equipped with a clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, aiming to support physicians in making informed decisions.

In June and July 2024, respectively, the Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in CBP procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX™ Oxygen Delivery System, and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans nor approved by any regulatory entity.

For more information, please visit our corporate website at https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential positive outcome of Mr. Parnes’ appointment. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Contact:

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

MRK-ARS-131

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